 RUBICON

 MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL:  RMX                                                                                                    JANUARY 13, 2003
OTCBB – SYMBOL: RUBIF                                                                                                                                                PR03-02

RUBICON MINERALS ANNOUNCES $10 MILLION FINANCING

VANCOUVER, CANADA: David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce that the Company has agreed to sell, to qualified purchasers by way of a best efforts private placement, up to approximately 9.5 million Units through a syndicate of Agents led by Research Capital Corporation and including First Associates Investments Inc., Haywood Securities Inc. and Salman Partners Inc. (together the “Agents”) at a price of $1.05 per Unit for gross proceeds of $10,000,000.  In addition, the Agents will have an over allotment option, exercisable at any time until 30 days following the Closing Date, to acquire up to an additional number of Units equal to 15% of the number of Units sold pursuant to the offering.

Each Unit will consist of one Common Share and one half of a Common Share Purchase Warrant.  Each whole Common Share Purchase Warrant will entitle the holder to purchase one Common Share at a price of $1.25 per Common Share for 24 months from the Closing Date.  Research Capital Corporation will act as lead Agent in placing the Units and will receive a 6% cash commission and Agents’ warrants for Common Shares equal to 6% of the Units sold under the offering.  The Agents’ warrants will be exercisable at a price of $1.05 per share for 24 months from the Closing Date.  The securities issuable under the private placement are subject to a hold period in Canada of four months from the Closing Date.  Net proceeds of the financing will be used to fund exploration on the Company’s Red Lake assets, including the McFinley Gold Project, Ontario and for general working capital and corporate development purposes.  The private placement is scheduled to close on or about February 19, 2003 and is subject to acceptance for filing by the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

All dollars in this release are in Canadian funds.

RUBICON MINERALS CORPORATION

“David W. Adamson”

______________________

President & CEO

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

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TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements.